Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity James Hardie Industries plc ARBN 097 829 895 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Jack TRUONG Date of last notice 18 December 2020 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change Two separate events: • 17 August 2021 • 18 August 2021 No. of securities held prior to change 61,669 ordinary shares/CUFS registered in the name of the Director (15,417 are in a holding lock until 21 August 2022) Class Ordinary shares/CUFS Exhibit 99.4

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Number acquired • 65,457 ordinary shares/CUFs following vesting of 65,457 Return on Capital Employed Restricted Stock Units (ROCE RSUs) on 17 August 2021 • 124,576 ordinary shares/CUFs following vesting of 124,576 Relative Total Shareholder Returns Restricted Stock Units (Relative TSR RSUs) on 18 August 2021. Number disposed None Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation • Vesting of ROCE RSUs on 17 August 2021 – Nil • Vesting of Relative TSR RSUs on 18 August 2021 – Nil No. of securities held after change 251,702 ordinary shares/CUFs registered in the name of the Director (15,417 are in a holding lock until 21 August 2022 and 47,508 until 17 August 2023) Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Two separate events: • 65,457 ordinary shares/CUFs following vesting of 65,457 ROCE RSUs on 17 August 2021 • 124,576 ordinary shares/CUFs following vesting of 124,576 Relative TSR RSUs on 18 August 2021 Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFs upon satisfaction of certain conditions Name of registered holder (if issued securities) Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 Date of change Two separate events • 17 August 2021 – Vesting of RSUs • 18 August 2021 – Vesting of RSUs No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed ROCE RSUs • 22,740 ROCE RSUs vesting rateably on 21 Aug 2021 and 21 Aug 2022 • 55,938 ROCE RSUs with a vesting date of 17 Aug 2021 • 9,519 ROCE RSUs with a vesting date of 17 Aug 2021 • 75,545 ROCE RSUs with a vesting date of 17 Aug 2022 • 82,131 ROCE RSUs with a vesting date of 17 Aug 2023 TSR RSUs • 41,150 TSR RSUs vesting rateably on 21 Aug 2021 and 21 Aug 2022 • 106,058 TSR RSUs with a vesting date of 17 Aug 2021 • 18,518 TSR RSUs with a vesting date of 17 Aug 2021 • 139,432 TSR RSUs with a vesting date of 17 Aug 2022 • 127,083 TSR RSUs with a vesting date of 17 Aug 2023 Interest acquired Not applicable Interest disposed • 65,457 ROCE RSUs vested on 17 August 2021 • 124,576 Relative TSR RSUs vested on 18 August 2021 Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation No cash consideration was paid to exercise the RSUs.

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 4 01/01/2011 Interest after change ROCE RSUs • 22,740 ROCE RSUs vesting rateably on 21 Aug 2021 and 21 Aug 2022 • 75,545 ROCE RSUs with a vesting date of 17 Aug 2022 • 82,131 ROCE RSUs with a vesting date of 17 Aug 2023 TSR RSUs • 41,150 TSR RSUs vesting rateably on 21 Aug 2021 and 21 Aug 2022 • 139,432 TSR RSUs with a vesting date of 17 Aug 2022 • 127,083 TSR RSUs with a vesting date of 17 Aug 2023 Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable